Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, Illinois 60606

November 13, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Incapital Unit Trust, Series 107

File Nos. 333-206181 and 811-22581

Ladies/Gentlemen:

The undersigned, Incapital Unit Trust, Series 107 (the “Trust”), by Incapital LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 1 p.m. Eastern time on November 19, 2015, or as soon thereafter as possible.

Very truly yours,

Incapital Unit Trust, Series 107

By: Incapital LLC

By: /s/ Thomas Belka
Thomas Belka
Executive Director